RARUS MINERALS INC.

2850 W. Horizon Ridge Parkway, Suite 200

Henderson, NV 89052

Email: manfredruf@rarusminerals.com

_____________________________________________________________________________________

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.

USA 20549 Tel (202) 551-3564

October 25, 2011	BY EMAIL

Re:

Rarus Minerals Inc.

Item 4.01 Form 8-K

Filed October 19, 2011

File No. 333-168925

Dear Ms. Collins

Thank you for your letter of October 21, 2011 to Rarus Minerals Inc. (the 'Company') regarding the Form 8-K we filed on October 19, 2011 to report our change of auditors.

The following provides responses to your comments and accompanies an Amended Form 8-K. Each comment from your letter has been reproduced, followed by our response.

Form 8-K Filed October 19, 2011

Item 4.01 Change in Registrant's Certifying Accountant

1.

You currently disclose that there have been no disagreements with your former accountant in connection with prior audits during the two most recent fiscal years or any later interim period. Please amend your filing to state whether there were any disagreements with your former accountant during the most recent fiscal years and the subsequent interim period through the date of dismissal, October 19, 2011. See Item 304(a)(1)(iv) of Regulation S-K and Questions 111.01 of the Compliance and Disclosure Interpretations of Regulation S-K.

In response to your comment, the following changes have been made paragraph five in the Form 8-K:

Old text: "There were no disagreements with the former accountant, on any matter of accounting principal or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years or any later interim period."

New text: "There were no disagreements with the former accountant, on any matter of accounting principal or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years and the subsequent interim period through the date of dismissal on October 18, 2011."

2.

Tell us whether there were any reportable events as described in Item 304(a)(1)(v) of Regulation S-K, with your former accountants during the two most recent fiscal years and through subsequent interim period through the date of their dismissal. To the extent that reportable events existed, revise to provide the information required by Item 304(a)(1)(v).

There have been no reportable events as described in Item 304(a)(1)(v) of Regulation S-K, with our former accountant, PLS CPAs Inc., during the two most recent fiscal years and through subsequent interim period through the date of their dismissal on October 18, 2011.

3.

Please obtain an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

A copy of the requested revised Exhibit 16.1 from PLS CPAs Inc. is attached to this letter.

Additionally, please accept the following as the written statement from our Company that you require, acknowledging that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing will meet your requirements.

Best regards,

RARUS MINERALS INC.

/s/ Manfred Ruf

Manfred Ruf

President and CEO

/Enclosures